Delaware



The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ROLLING HILLS LANDFILL GAS, LLC", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF OCTOBER, A.D. 2003, AT 11:30 O'CLOCK A.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3715920   8100

030662715

AUTHENTICATION: 2693604

DATE: 10-16-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 10/15/2003
FILED 11:30 AM 10/15/2003
SRV 030662715 – 3715920 FILE

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

- **First:** The name of the limited liability company is Rolling Hills Landfill Gas, LLC.
- **Second:** The address of its registered office in the State of Delaware is 2711 Centerville Road Suite 400 in the City of Wilmington, DE 19808. The name of its Registered agent at such address is Corporation Service Company.
- **Third:** *(Use this paragraph only if the company is to have a specific effective date of dissolution.)* "The latest date on which the limited liability company is to dissolve is N/A."
- **Fourth:** *(Insert any other matters the members determine to include herein.)*

In Witness Whereof, the undersigned have executed this Certificate of Formation of Rolling Hills Landfill Gas, LLC this 15th day of October, 20 03.

BY: [signature]
Authorized Person(s)

NAME: Peter E. Meier, Secretary
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